Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (File No. 333-121439 and 333-36608) of our report dated June 2, 2014, relating to the consolidated financial statements of N-Viro International Corporation included in this Annual Report on Form 10-K for the years ended December 31, 2013 and 2012.

Our report described above contains an explanatory paragraph that states that the Company’s recurring losses, negative cash flow from operations and net working capital deficiency raise substantial doubt about its ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/  UHY LLP

UHY LLP

Farmington Hills, Michigan

June 2, 2014